☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-32275

CUSIP NUMBER 00437P107

For Period Ended: December 31, 2006

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: Not applicable

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I — Registrant Information

Accredited Home Lenders Holding Co.

Full Name of Registrant

Not applicable

Former Name if Applicable

15253 Avenue of Science

San Diego, California 92128

Address of Principal Executive Office

Part II — Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III — Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Accredited Home Lenders Holding Co. (the “Company”) completed a significant acquisition in the fourth fiscal quarter of 2006. As a result, management has devoted substantial resources and has expended considerable effort to integrate the combined organizations. The competing demands on the Company’s resources to operate the Company and prepare the combined organization’s financial statements following the acquisition, combined with the acceleration of the filing deadline for the Company (as a Large Accelerated Filer) by more than two weeks from the prior year, have placed sizeable demands upon the Company’s management and staff. As a result, the Company will not file the Form 10-K for the year ended December 31, 2006 (the “Form 10-K”) by the prescribed filing date of March 1, 2007, as doing so would create unreasonable effort and expense. The Company expects that it will file the Form 10-K by March 16, 2007.

Part IV — Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

Rick Howe	(858) 676-2100
Director of Corporate Communications

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that its results from operations for the full year 2006 will reflect an approximately $100 million decline in net income from the approximately $155 million reported for the year ended December 31, 2005. This decline in net income excludes purchase accounting adjustments, including adjustments to goodwill, if any, relating to the Company’s acquisition of Aames Investment Corporation (“Aames”) in the fourth quarter of 2006. Due to the recent market conditions in the non-prime mortgage industry, the Company is evaluating whether any of the goodwill established in the acquisition of Aames has been impaired. If the Company determines that the goodwill established in the acquisition has been impaired, the Company intends to charge-off such goodwill, resulting in a non-cash charge for the period ended December 31, 2006, the impact of which would not affect the Company’s operations, tangible book equity, cash or liquidity.

The Company believes that the decline in net income was primarily driven by an increase in operating and other expenses relating to the Company’s recently completed acquisition of Aames, a deteriorating credit environment and challenging market conditions. While the Company believes that it has considered all factors which may impact its results of operations, there can be no assurance that the Company has successfully identified all matters affecting those results or that additional adjustments will not be required prior to the completion of the Company’s audit for fiscal year 2006.

This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, relating to the Company’s expectation that it will file its Form 10-K on or before March 16, 2007 and its expected results for the full year 2006. These forward-looking statements involve a number of risks and uncertainties, including uncertainties related to purchase accounting adjustments relating to the Company’s recently consummated acquisition of Aames, the Company’s ability to realize the full value of the Aames acquisition, including goodwill, the completion of the audits of the Company’s financial statements and assessment of its internal controls over financial reporting and other risk factors as outlined in Accredited Home Lenders Holding Co.’s annual report on Form 10-K for the period ended December 31, 2005, its reports on Form 10-Q for the first, second and third quarters of 2006, and other documents filed with the Commission. These and other factors could cause the Company’s actual results to differ materially from what it projects in its forward-looking statements.

Signature

Accredited Home Lenders Holding Co.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 1, 2007	By:	/s/ Stuart D. Marvin
Stuart D. Marvin,
Executive Vice President

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